Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:  Tony DiLucente

Executive Vice President

and Chief Financial Officer

813-739-3000

MASONITE INTERNATIONAL INC.

ANNOUNCES UNAUDITED SUMMARY FINANCIAL INFORMATION

FOR THE FOURTH QUARTER AND TWELVE MONTHS OF 2008

MISSISSAUGA, ON, March 9, 2009 — Masonite International Inc. today announced unaudited financial information for the fourth quarter and full year 2008.

Fourth Quarter Highlights	Q4 2008 ($ millions)	Q4 2007 ($ millions)	Increase / (Decrease)
Net Sales	$390.3	$486.8	(19.8)%
Gross profit	51.5	88.9	(42.1)%
Selling general and administrative expenses	38.3	49.6	(22.8)%
Operating EBITDA	13.2	39.4	(66.5)%
Adjusted EBITDA	19.8	57.6	(65.6)%

	12/31/2008	9/30/2008
Cash on hand	$194.3	$208.3	$(14.0)
Net debt	2,064.6	2,056.2	8.4
Accounts receivable	238.5	307.7	(69.2)
Inventory	233.1	284.5	(51.4)
Accounts payable and accrued liabilities (excluding accrued interest)	192.1	252.6	(60.5)

Twelve Month Highlights	YTD 2008 ($ millions)	YTD 2007 ($ millions)	Increase / (Decrease)
Net Sales	$1,815.7	$2,174.4	(16.5)%
Gross profit	304.9	479.0	(36.3)%
Selling general and administrative expenses	166.8	206.6	(19.3)%
Operating EBITDA	138.1	272.4	(49.3)%
Adjusted EBITDA	162.4	319.4	(49.2)%

	12/31/2008	12/31/2007
Cash on hand	$194.3	$41.8	$152.5
Net debt	2,064.6	1,910.3	154.3
Accounts receivable	238.5	264.9	(26.4)
Inventory	233.1	295.8	(62.7)
Accounts payable and accrued liabilities (excluding accrued interest)	192.1	289.4	(97.3)

2008 Cash flow recap Source (Use) of cash	Q408 ($ millions)	Q4YTD ($ millions)

Operating EBITDA	$13.2	$138.1
Non-cash EBITDA expenses	0.8	2.4
Change in operating working capital	23.9	5.6
Capital expenditure	(11.0)	(32.7)

	26.9	113.5

Proceeds on disposal of assets	—	8.2
Acquisitions	—	(30.5)
Distributions to minority interests	(1.1)	(11.9)
Restructuring payments	(6.2)	(28.7)
Financial and legal advisor payments	(7.0)	(10.1)
Forbearance fees	—	(3.6)

	12.7	36.9

Cash interest	(26.4)	(129.1)
Cash taxes	(1.2)	(6.2)
Change in Indebtedness	(0.5)	310.7
Change in sold accounts receivable	12.5	(39.6)
Pension funding	(0.5)	(2.7)
FX and other	(10.7)	(17.5)

Increase / (Decrease) in cash	$(14.0)	$152.5

2008 sales were $390.3 million, a decline of 19.8% compared to sales of $486.8 million in the fourth quarter of 2007.  Operating EBITDA decreased 66.5% to $13.2 million from $39.4 million in the fourth quarter of 2007.

Sales to external customers from facilities in North America decreased 19.3% to $257.3 million in the fourth quarter of 2008 from $318.8 million in the fourth quarter of 2007.   Sales decreased 15.7% in North America excluding the impact of unfavorable foreign exchange movements.  Sales to external customers from facilities outside of North America, primarily in Western Europe, decreased approximately 20.9% to $133.0 million in the fourth quarter of 2008 from $168.1 million in the prior year period.  Unfavorable foreign currency movements negatively impacted comparative consolidated sales by $33.6 ($11.4 million in North America and $22.2 million in rest of world).  Excluding the unfavorable exchange impact, sales in our Europe and Other segment decreased 7.7% compared with the prior year period as we continued to see deteriorating market conditions, in particular in the United Kingdom, and in some parts of Eastern Europe.

Operating EBITDA in the fourth quarter of 2008 decreased to $13.2 million from $39.4 million in the prior year primarily due  to lower sales volumes and higher levels of materials cost inflation that were not fully offset by price increases and a reduction in selling, general and administration expenses of $11.3 million versus the prior year.

In the fourth quarter of 2008, cash decreased $14.0 million as cash flow was negatively impacted by the contraction of trade payable terms of approximately $37.1 million, and $7.0 million relating to professional advisor fees associated with pursuing a resolution to the Company’s capital structure.  Fourth quarter cash flow was also impacted by the non-payment of accrued interest in the amount of $42.9 million related to the payment blockage on the senior subordinated notes.  The Company also entered into a new Accounts Receivables Securitization program which generated approximately $12.5 million of cash flow.

For the twelve months ended December 31, 2008, the Company reported consolidated sales of $1,815.7 million, a decline of 16.5% compared to sales of $2,174.4 million in the twelve months of 2007.  Operating EBITDA decreased 49.3% to $138.1 million from $272.4 million in the twelve months of 2007.

For the fiscal year, sales to external customers from facilities in North America decreased 22.5% to $ 1,179.9 million in 2008 from $1,523.3 million in 2007.  Approximately $120.0 million of the decline in sales is attributable to sales in geographic regions that The Home Depot moved to a competitor in the second half of 2007.  Sales decreased 15.8% in North America excluding the loss of The Home Depot regions and the favorable foreign exchange impact.  Sales to external customers from facilities outside of North America, primarily in Western Europe, decreased approximately 2.4% to $635.8 million in 2008 from $651.2 million in the prior year period.  Favorable foreign currency movements positively impacted 2008 consolidated sales by $30.8 million compared to the prior year ($16.9 million in North America and $13.9 million in rest of world).  Excluding the impact of favorable foreign exchange, sales in our Europe and Other segment decreased 4.5% compared with the prior year period.

Operating EBITDA decreased by 49.3%, or $134.3 million in 2008, primarily due to significantly lower volumes caused by declining housing starts and repair, renovation and remodeling activity, as well as the loss of the Home Depot regions noted above.  Additionally, inflation on materials and other costs were not fully passed onto customers due to competitive dynamics aggravated by the weak market conditions.  Significant productivity in manufacturing and selling, general administrative costs partially offset the decline in EBITDA from lower volumes and higher inflation.

In 2008, cash increased by $152.5 million, influenced significantly by the draw on the Company’s revolving credit facility of $336 million offset by approximately $55.8 million of trade payables terms contraction,  $39.6 million repaid as a result of changes in the Company’s accounts receivable securitization programs, $42.4 million paid for contractually required acquisitions and distributions to minority interest shareholders, $28.7 million related to operational restructuring and $13.7 million related to forbearance and professional fees related to the Company’s Capital Restructuring activities.  Cash flow benefited from the non-payment of accrued interest in the amount of $42.9 million related to the payment blockage on the senior subordinated notes in October, 2008.

The Company was not in compliance with the financial covenants contained under its senior secured credit agreement as at December 31, 2008.

Restructuring Plan

As previously announced on March 3, 2009, the Company has reached an agreement in principle with members of a steering committee representing its senior secured lenders and representatives of an ad-hoc committee representing holders of its senior subordinated notes due 2015 on the terms of a restructuring plan that will enable the Company to significantly reduce its outstanding debt and create an appropriate capital structure to support the Company’s long-term strategic plan and business objectives.

Support for this plan is currently being solicited by the Company from its broader lender and bondholder constituencies. If approved by the requisite percentages of the lender and bondholder groups and implemented as proposed, the restructuring plan will enable Masonite to reduce its total funded debt by nearly $2 billion, from $2.2 billion today to up to $300 million upon consummation of the plan. This debt reduction would reduce annual cash interest costs by approximately $145 million and provide Masonite with greater liquidity and financial flexibility as it continues to take aggressive action to address challenges created by the downturn in the global housing and credit markets.

Under terms of the agreement in principle, Masonite’s existing Senior Secured Obligations would be converted on a pro rata basis, subject to the election of each existing holder of Senior Secured Obligations, into (i) a new senior secured term loan of up to $200 million, (ii) a new second-lien PIK Loan of up to $100 million, and/or (iii) 97.5% of the common equity of a reorganized Masonite subject to dilution for warrants issued to the Senior Subordinated Noteholders and management equity and/or options. Senior Subordinated Notes would be converted to 2.5% of the common equity in Masonite plus warrants for 17.5% of the common stock of the Company, subject to dilution for management equity and/or options.

It is anticipated that the restructuring would be implemented by means of a “pre-negotiated” Plan of Reorganization filed in conjunction with voluntary Chapter 11 proceedings in the United States and similar proceedings under the Companies’ Creditors Arrangement Act (CCAA) in Canada. These legal proceedings would be initiated upon receipt of approvals for the restructuring plan from the requisite percentages of the lender and bondholder constituencies. Pre-negotiated restructuring plans typically require only 90 to 120 days to effectuate. The implementation of the agreement in principle is subject to closing conditions.

Masonite has also made available on its website, its financial projections for 2009 through 2013.

This press release is also available within the “News & Events” section of the Company’s website at www.masonite.com.

Masonite International is a leading global manufacturer of residential and commercial doors, committed to providing the highest value door products to our customers in more than 70 countries around the world.

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties.  One can identify these forward-looking statements by their use of words such as  “may”, “might”, “expects”, “plans”, “would”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts.  These statements are likely to address, but may not be limited to, the Company’s strategies relating to growth and cost containment, including facility closures; the Company’s negotiations with lenders under its senior secured credit agreement and bond indenture, regarding a restructuring plan to support the Company’s long-term strategic plan and business objectives; the Company’s future operations; and ongoing conditions in the door manufacturing and housing industries.  Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements.  These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors disclosed by the Company in its filings from time to time with the United States Securities and Exchange Commission.  No forward-looking statement can be guaranteed and actual future results may vary materially.   Therefore, we caution you not to place undue reliance on our forward-looking statements. The Company disclaims any responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise.

This press release contains non-GAAP measures.  In this press release Operating EBITDA is defined as earnings before depreciation and amortization; other expense; interest; income taxes; and non-controlling interest.  Net debt is defined as the sum of long-term debt, current portion of long-term debt and bank indebtedness, less cash and cash equivalents.  Cash flow from ongoing operations is defined as Operating EBITDA plus pension and stock option expense, plus or minus changes in operating working capital, less capital expenditure.  Operating working capital is defined as the sum of accounts receivable, prepaids, inventory, and accounts payable, excluding prepaid and accrued advisor costs relating to the company’s financial situation, accrued interest, accrued restructuring and balances outstanding on the company’s AR sales programs.   These terms are not presentations made under GAAP and are not measures of financial condition or profitability, should not be considered as an alternative to GAAP financial measures, and are unlikely to be comparable to similar measures used by other companies.

Certain figures have been reclassified to conform to the current period basis of presentation.